EXHIBIT 12
DEAN FOODS COMPANY
Computation of Ratio of Earnings to Fixed Charges for the Years Ended December 31, 2006, 2005, 2004, 2003 and 2002.

	Year Ended December 31
	2006	2005	2004	2003	2002
Income from continuing operations before income taxes	$455,713	$420,548	$344,679	$395,574	$249,681
Fixed charges:
Interest expense	194,547	160,230	159,175	166,897	181,795
Portion of rentals (33%)	44,099	42,990	39,891	36,840	38,250
Capitalized interest	3,374	3,839	3,280	3,269	1,467

Total fixed charges	242,020	207,059	202,346	207,006	221,512

Equity in earnings of unconsolidated affiliates	—	—	—	(244)	7,899
Income from continuing operations before income taxes and fixed charges less capitalized interest and equity in earnings of unconsolidated affiliates	$694,359	$623,768	$543,745	$599,067	$477,625

Ratio of earnings to fixed charges	2.87	3.01	2.69	2.89	2.16